Marc D. Jaffe	53rd at Third
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marc.jaffe@lw.com	New York, New York 10022-4834
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Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Christian Windsor	FOIA Confidential Treatment Request
Under 17 C.F.R. §200.83

Re:                          Houlihan Lokey, Inc. | Anticipated Price Range Registration Statement on Form S-1 (File No. 333-205610)

Ladies and Gentlemen,

Reference is hereby made to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), of Houlihan Lokey, Inc. (the “Company”) in connection with the offering of shares of the Company’s Class A common stock (the “Offering”).

To assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review, we supplementally advise the Staff as follows on behalf of the Company:

•                 Based on discussions between the Company and the underwriters, the estimated per share price to the public in the Offering is expected to be between $[***] and $[***], after giving effect to a stock split of [***] to 1, which is expected to be effected prior to the Offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the Offering.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY HOULIHAN LOKEY, INC.

July 29, 2015 Page 2

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its evaluation of stock compensation and certain other matters in connection with its review of the Company’s Registration Statement.  For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the Offering, the Company and the underwriters have not yet finally agreed to a size or a price range for the Offering and the Company has not yet conclusively determined the ratio of the split of the Class A common stock referred to above. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including a price range of no more than $2.00.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Scott Beiser, Chief Executive Officer, Houlihan Lokey, Inc., 10250 Constellation Blvd., 5th Floor, Los Angeles, California 90067, telephone (310) 788-5254, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the Offering as early as August 3, 2015.  We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (212) 906-1281 or to Ryan K. deFord of this firm at (212) 906-1627. Thank you for your assistance.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Scott Beiser, Chief Executive Officer, Houlihan Lokey, Inc.

J. Lindsey Alley, Chief Financial Officer, Houlihan Lokey, Inc.

Christopher Crain, Esq., General Counsel, Houlihan Lokey, Inc.

Courtenay Myers Lima, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Gregory Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Andrea Nicolas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY HOULIHAN LOKEY, INC.